October 19, 2018

Tony Liu
Chief Executive Officer
Cellular Biomedicine Group, Inc.
19925 Stevens Creek Blvd., Suite 100
Cupertino, CA 95014

       Re: Cellular Biomedicine Group, Inc.
           Registration Statement on Form S-3
           Filed October 10, 2018
           File No. 333-227773

Dear Mr. Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Sarah Williams - Ellenoff Grossman & Schole LLP